

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2018

Robert Forrester
President and Chief Executive Officer
Verastem, Inc.
117 Kendrick Street, Suite 500
Needham, MA 02494

   **Re: Verastem, Inc.**
   **Registration Statement on Form S-3**
   **Filed July 24, 2018**
   **File No. 333-226322**

Dear Mr. Forrester:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                                   Division of Corporation Finance
                                   Office of Healthcare & Insurance

cc:    Thomas J. Danielski, Esq.